Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 15, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11964
FT Moderate Buffer ETF Allocation Portfolio, Series 2
(the “Trust”)
CIK No. 2043076 File No. 333-283374

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.       Please confirm the following disclosure is bolded (as in the prior series). It is not clear whether the text will show as bolded in the final printing.

Unlike the ETFs, the Trust itself does not pursue a target outcome strategy. You may experience significant losses on investments in the Trust. The buffer is only provided by the ETFs and the Trust itself does not provide any stated buffer against losses. The Trust will likely not receive the full benefit of the ETF buffers and could have limited upside potential (as described below). The Trust's returns are limited by the caps of the ETFs.

Response:       The Trust confirms the above referenced disclosure will be bolded in the final prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comment or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon